

Tino Go · 1st

CEO & Founder at BARU

New York, New York · **500+ connections** · **Contact info**

 **BARU**

M **University of Michiga**

Experience

CEO & Founder

BARU

Apr 2015 – Present · 5 yrs 2 mos

Greater New York City Area

YOU INSPIRE, WE DELIVER.
Personalized Furniture that fits your space, your style, and your life.

We're building the world's first rapid manufacturing service-enabled marketplace for furniture design ideas.

We personalize for your needs, elegant, high-end furniture in custom sizes; no more size compromises. You may specify the stylish furniture you love in the exact size, mater ...**see mor**

 **BARU Custom Furniture Designed on Your...**

Principal Owner

InsightActionProfits, LLC

2013 – Present · 7 yrs

Fractional CFO Services: We help business owners generate additional profits.
Clients have included BASF, MTD Products, Pentair, and others.

Overseen companies up to $1.2 billion revenues.
Our team's capabilities include the following services: ...see mor



Controller
Heroux-Devtek
2013 – 2014 · 1 yr
Cleveland/Akron, Ohio Area

· Recruited as member of new management team overseeing Ohio manufacturing facilities.



Assistant Director, Financial Planning & Analysis
Ernst & Young Global Services -- IT Services
2012 – 2013 · 1 yr
Cleveland/Akron, Ohio Area

· Recruited to assist restructuring of forecasting system at $1.2 billion Global IT Services
organization.



Controller
Ross Environmental Services
2010 – 2012 · 2 yrs

· Led accounting, finance, and purchasing teams. Reporting and forecasting for two corporate
groups and 21 subsidiaries.
· Re-engineered accounting and business practices for enhanced business intelligence and
ERP implementation.   ...see mor

Show 5 more experiences ⌄

Education



University of Michigan
B.A., Economics

Emphasis: Mathematics, Macroeconomics and Econometrics
Merit-based full tuition scholarship



Indiana University - Kelley School of Business
M.B.A., Finance

Finance and Investment Banking Curriculum
Academic fellowship, Sprint Corporation



Walsh College

M.S., Accounting

Completed 90% of for-profit accounting curriculum -- Degree not conferred

Show 1 more education ⌄

